Exhibit (a)(17)

Cross-Over Price

If you participate in the exchange offer for restricted stock units, you will exchange more than one option for each restricted stock unit you ultimately receive, with the exact exchange ratio dependent on the closing MSO stock price at the expiration of the offer and the number of eligible options you hold and their various exercise prices. Because of this ratio, for as long as MSO stock is trading below a certain price, your restricted stock units will be worth more than the options you exchange. Above that stock price, your options would be worth more. Using this chart, you can determine the price MSO stock needs to achieve in order for your options to be worth the same amount as the restricted stock units for which you would exchange them, or your “cross-over price.” The first column lists every exercise price at which an eligible option has been granted. At the top of each of the subsequent columns you will find a number that represents a potential closing MSO stock price on the date the offer expires, ranging from $9.00 to $11.00. Because the number of restricted stock units you will receive is dependent on the closing MSO stock price at the time the offer expires, there will be a different cross-over price for your options depending on what the price of MSO stock is at the expiration of the offer. Find the column with the price that you think represents the best estimate of where the stock will close at the expiration of the offer, and then find the cross-over price in that column for each exercise price at which you hold eligible options. You can interpolate the results for closing prices between those listed.

If you have only one eligible option grant, then your cross-over price is the price listed on the chart in the row that begins with your exercise price and in the column under the MSO stock price you have anticipated at the expiration of the offer. If you have multiple eligible option grants, repeat this exercise for each one, and then multiply the cross-over price for each exercise price at which you hold options by the number of options you have at that exercise price. Then add these numbers together and divide the result by the total number of eligible options that you hold. That is your total cross-over price.

For example, assume you hold 1,000 options with an exercise price of $18.00 and 1,500 options with an exercise price of $15.00, and that you believe that the closing price of MSO stock at the expiration of the offer will be $9.50 per share. To calculate your cross-over price, you would first look up the cross-over price for each option grant. In this example, your cross-over price is $24.07 for the $18.00 options and $21.33 for the $15.00 options. You would then multiply the cross-over price for each exercise price times the number of options you hold at that exercise price, or 1,000 x $24.07 = 24,070 and 1,500 x $21.33 = 31,995. Lastly, you would add the two results and divide by the total number of eligible options, or $24,070 + $31,995 = $56,065, divided by 2,500 = $22.43. In this example, at any MSO stock price above $22.43, your options would be more valuable, and at any MSO stock price below $22.43, your restricted stock units would be more valuable.

Exhibit (a)(17)

Number of	Cross-	# of options times
options	over price	cross-over price

1,000	$24.07	$24,070
(at $18)
1,500	$21.33	$31,995
(at $15)

	Total:	56,065
		÷ 2,500

	Cross-over price	$22.43

This chart is intended to help you evaluate the offer, but it only represents one aspect of a comprehensive evaluation. As stated in the other materials you have been provided relating to the offer, a number of factors are important to your decision, including the vesting schedules of your eligible options, the vesting schedule of the restricted stock units, the timing of fluctuations in MSO’s stock price, and your continued employment with MSO.

Exhibit (a)(17)

This table is only relevant to those eligible to participate in the offer to exchange options for restricted stock units.

Martha Stewart Living Omnimedia, Inc.
Restricted Stock Unit Exchange Offer- Cross Over Share Price

	MSO share price at exchange date

Stock option
exercise price	$ 9.00	$ 9.25	$ 9.50	$ 9.75	$10.00	$11.00

$33.7500	$38.94	$38.78	$38.63	$38.49	$38.35	$37.88
$26.7500	$32.48	$32.29	$32.12	$31.95	$31.80	$31.26
$26.5625	$32.31	$32.12	$31.94	$31.78	$31.62	$31.09
$26.2500	$32.02	$31.83	$31.66	$31.49	$31.33	$30.79
$26.1250	$31.91	$31.72	$31.54	$31.37	$31.22	$30.67
$25.0625	$30.94	$30.74	$30.56	$30.39	$30.23	$29.67
$24.8125	$30.71	$30.51	$30.33	$30.16	$29.99	$29.44
$24.0000	$29.97	$29.77	$29.58	$29.40	$29.24	$28.67
$23.1000	$29.14	$28.94	$28.75	$28.57	$28.40	$27.82
$22.4375	$28.54	$28.33	$28.14	$27.96	$27.79	$27.20
$22.0000	$28.14	$27.93	$27.74	$27.55	$27.38	$26.78
$21.1600	$27.38	$27.17	$26.96	$26.78	$26.60	$25.99
$20.6500	$26.92	$26.70	$26.50	$26.31	$26.13	$25.51
$20.2800	$26.59	$26.36	$26.16	$25.96	$25.78	$25.16
$20.0625	$26.39	$26.17	$25.96	$25.76	$25.58	$24.96
$19.9200	$26.26	$26.04	$25.83	$25.63	$25.45	$24.82
$18.9000	$25.34	$25.11	$24.89	$24.69	$24.50	$23.86
$18.6300	$25.09	$24.86	$24.64	$24.44	$24.25	$23.61
$18.4600	$24.94	$24.71	$24.49	$24.29	$24.10	$23.45
$18.4300	$24.91	$24.68	$24.46	$24.26	$24.07	$23.42
$18.1000	$24.62	$24.38	$24.16	$23.95	$23.76	$23.10
$18.0000	$24.53	$24.29	$24.07	$23.86	$23.67	$23.01
$17.9000	$24.44	$24.20	$23.98	$23.77	$23.58	$22.92
$17.7700	$24.32	$24.08	$23.86	$23.65	$23.46	$22.79
$17.7400	$24.29	$24.05	$23.83	$23.62	$23.43	$22.76
$17.7000	$24.26	$24.02	$23.79	$23.59	$23.39	$22.73
$16.5625	$23.24	$22.99	$22.75	$22.54	$22.34	$21.65
$16.4500	$23.14	$22.88	$22.65	$22.43	$22.23	$21.54
$15.9000	$22.64	$22.39	$22.15	$21.93	$21.72	$21.02
$15.7500	$22.51	$22.25	$22.01	$21.79	$21.58	$20.88
$15.5700	$22.35	$22.09	$21.85	$21.62	$21.41	$20.71
$15.5200	$22.30	$22.04	$21.80	$21.58	$21.37	$20.68
$15.0000	$21.84	$21.57	$21.33	$21.10	$20.89	$20.17
$14.9000	$21.75	$21.48	$21.23	$21.01	$20.79	$20.07
$14.2500	$21.17	$20.89	$20.64	$20.41	$20.19	$19.45
$10.2400	$17.61	$17.28	$16.97	$16.69	$16.43	$15.57
$10.0000	$17.40	$17.06	$16.75	$16.46	$16.20	$15.34
$9.8700	$17.29	$16.94	$16.63	$16.34	$16.08	$15.21
$9.5900	$17.04	$16.69	$16.37	$16.08	$15.81	$14.93
$8.2400	$15.85	$15.47	$15.12	$14.80	$14.51	$13.57
$8.2100	$15.83	$15.44	$15.09	$14.77	$14.48	$13.54